January 10, 2007

VIA EDGAR AND FACSIMILE (202-772-9213)

Cecilia D. Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-5546

Re:    Rural Cellular Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File No. 0-27416

Dear Ms. Blye:

This letter is in response to your letter dated December 21, 2006, regarding the above-referenced filing. In your letter, you ask about our disclosure relating to contacts with countries that have been identified as state sponsors of terrorism. For ease of reference, we have included both your comments and our responses.

COMMENT:

General
1.   It appears from Exhibit 10.12(b) to your Form S-4 (File No. 333-132744) that, pursuant to your amended roaming agreement with Cingular Wireless LLC, you provide your subscribers long-distance calling services to foreign countries including Cuba, Iran, North Korea, Sudan and Syria. The named countries are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include any information regarding business contacts with those countries. Please describe to us any past, current, and anticipated contacts with those countries, whether through direct or indirect arrangements. Your response should describe the nature and extent of any contacts, including any agreements or arrangements you may have, directly or indirectly, with the governments of those countries or entities controlled by their governments.

RESPONSE:
               We provide international long-distance calling service to our subscribers who request it. When those subscribers use that service in our home territories, calls can be placed into Cuba, Iran, Sudan, and Syria, but not into North Korea. Our switch that controls calls made from our home territories blocks calling into that country. If our subscribers are calling from service areas of other carriers, such as Cingular, we cannot control the destination of the calls. Other than the inhibitor on our switch and limitations on services based on the subscriber’s agreement with us, we generally cannot control the destination of calls made by our customers.

       We have not had, and do not anticipate having, any contacts with the governments of Cuba, Iran, North Korea, Sudan, or Syria or, to our knowledge, any entities controlled by these governments.

COMMENT:

2.      Please discuss the materiality of any business activities or other contacts described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities for the last three complete fiscal years and any fractional period thereafter. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. States including Illinois, Oregon, Maine, and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, the University of California, and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, North Korea, Sudan and Syria.

Your qualitative materiality analysis also should address whether, and the extent to which, the governments of the referenced countries, or entities controlled by those governments, receive cash or act as intermediaries in connection with your operations.

RESPONSE:

As noted above, we do not do business or have other contacts with the governments of Cuba, Iran, North Korea, Sudan, or Syria. Except as noted above with respect to North Korea, our customers may make calls into those countries, but those calls are generated by the customer, not by RCC. Approximately 8300, or 1.2%, of our customers have purchased international long-distance service. These customers pay approximately $4.00 per month to be able to make international long-distance calls. The customers who purchase this service can make calls into a number of countries outside the United States. Accordingly, only a small fraction of this revenue would relate to calls that may have been made to persons located in any of the referenced countries.

We do not track the destination, number, or length of or the revenue from international long-distance calls as part of our routine internal accounting process. In an attempt to respond to your inquiry, however, we spent some time looking at the November 2006 call records. Based on our investigation, we determined that, for that month, charges for calls to the referenced countries were as follows: Cuba, $526.00, Iran, $4.00, Sudan, $21.00, and Syria, $8.00. Our total revenues for the month of November 2006 were $32.5 million. We have no reason to believe that the numbers for November 2006 were significantly different than those for any other month. Based on this analysis, we would conclude that the revenue we receive for calls made by our customers into any of the named countries is not material.

We do not believe that the providing our customers the capability of making long-distance calls into the referenced countries constitutes a material risk to our investors. We do not have “operations” in any of these countries and realize minimal, if any, revenue from calls into those countries.

In connection with this response, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that we have adequately responded to your comments. If you have further questions or need additional information, please contact the undersigned at 320-808-2468.

Sincerely,

/s/ David J. Del Zoppo

David. J. Del Zoppo
Sr. Vice President, Finance and Accounting
Rural Cellular Corporation